SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31677; 812-14325]

American Funds Insurance Series, et al.; Notice of Application

June 17, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 12(d)(1)(J) of the Investment Company

Act of 1940 (the "Act") for an exemption from sections 12(d)(1)(A) and (B) of the Act, and under

sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (2) of the Act.

Summary of the Application: The requested order would permit certain registered management

investment companies to acquire shares of certain registered open-end management investment

companies that are outside the same group of investment companies as the acquiring investment

companies.

Applicants: American Funds Insurance Series (the "Trust"), Capital Research and Management

Company ("Capital Research" or the "Adviser"),[1] and American Funds Distributors, Inc. (the

"Distributor").

Filing Dates: The application was filed on June 27, 2014 and amended on May 7, 2015.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on July 13, 2015, and should

be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a

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1   All references to the term "Adviser" herein include successors-in-interest to Capital Research. Successors-in-interest are limited to any entity resulting from a reorganization of Capital Research into another jurisdiction or a change in the type of business organization.

certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Paul F. Roye, Esq. and Michael J. Triessl, Esq., Capital Research and Management Company, 333 South Hope Street, Los Angeles, CA 90071.

For Further Information Contact: Kay-Mario Vobis, Senior Counsel, at (202) 551-6728, or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

     1. The Trust is an open-end management investment company registered under the Act and organized as a Massachusetts business trust. The Trust is comprised of separate series, each of which may be an Underlying Fund (as defined below), pursuing distinct investment objectives and strategies. Capital Research is a Delaware corporation and is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act") and serves as investment adviser to each Underlying Fund. The Distributor is a California corporation and is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act"). The Distributor serves as distributor for the shares of the Underlying Funds.

2.   Applicants request an exemption to permit registered management investment

companies that operate as a "fund of funds" and that are not part of the same "group of

investment companies," within the meaning of section 12(d)(1)(G)(ii) of the Act, as the Trust

("Unrelated Funds of Funds") to acquire shares of current or future separate series of the Trust

("Underlying Funds")[2] in excess of the limits in section 12(d)(1)(A) of the Act, and to permit

Underlying Funds, any principal underwriter for an Underlying Fund, and any broker or dealer

registered under the Exchange Act ("Broker") to sell shares of an Underlying Fund to an

Unrelated Fund of Funds in excess of the limits in section 12(d)(1)(B) of the Act. Applicants are

also requesting relief from sections 17(a)(1) and (2) to permit an Underlying Fund to sell its

shares and to redeem its shares from Unrelated Funds of Funds that own 5% or more of the

shares of an Underlying Fund. Applicants request that the relief apply to: (a) each registered

open-end management investment company or series thereof that currently or subsequently is

part of the same "group of investment companies," within the meaning of section 12(d)(1)(G)(ii)

of the Act, as the Trust, and that is advised by Capital Research or any entity controlling,

controlled by, or under common control with Capital Research (such advisers are included in the

term "Adviser" and such registered open-end management investment companies or their series

are included in the term "Underlying Funds"); (b) each Unrelated Fund of Funds that enters into

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2   As of the date of the application, the Underlying Funds include the following series of the Trust: Asset
        Allocation Fund; Blue Chip Income and Growth Fund; Bond Fund; Capital Income Builder; Cash
        Management Fund; Global Bond Fund; Global Growth Fund; Global Growth and Income Fund; Global Small
        Capitalization Fund; Growth Fund; Global Balanced Fund; Growth-Income Fund; High-Income Bond Fund;
        International Fund; International Growth and Income Fund; Managed Risk Asset Allocation Fund; Managed
        Risk Blue Chip Income and Growth Fund; Managed Risk Growth Fund; Managed Risk Growth-Income
        Fund; Managed Risk International Fund; Mortgage Fund; New World Fund; and U.S. Government/AAA-
        Rated Securities Fund. In instances where an Unrelated Fund of Funds acquires shares of a Managed Risk
        Fund (as defined below), the term "Underlying Fund" includes both the Managed Risk Fund as well as its
        respective Managed Risk Acquired Fund (as defined below). The term "Underlying Fund" also includes any
        Managed Risk Acquired Fund to the extent that an Unrelated Fund of Funds invests directly in the
        Managed Risk Acquired Fund in reliance on the requested relief.

a Participation Agreement (as defined below) with an Underlying Fund to purchase shares of the Underlying Fund; and (c) any principal underwriter to an Underlying Fund or Broker selling shares of an Underlying Fund.[3]

3. Certain Underlying Funds may currently or in the future operate pursuant to a master-feeder structure or pursuant to a Managed Risk Fund Structure (defined below). Each Underlying Fund operating pursuant to a master-feeder structure will operate in compliance with section 12(d)(1)(E) of the Act. Each Underlying Fund operating pursuant to a Managed Risk Fund Structure[4] will comply with all provisions of section 12(d)(1)(E), including paragraph (ii), except as is necessary to permit its investment in the Managed Risk Strategy Component (defined below) to pursue its objectives.[5]

4. Applicants represent that the "Managed Risk Fund Structure" is an integrated two-tier fund structure that is substantially similar to a master-feeder structure. Like the feeder fund in a master-feeder structure, the top-tier fund in a Managed Risk Fund Structure (the Managed Risk Fund) invests its assets in only one other mutual fund (the Managed Risk Acquired Fund). Applicants state that the one difference between the master-feeder structure and the Managed

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3 All entities that currently intend to rely on the requested order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application. An Unrelated Fund of Funds may rely on the requested order only to invest in an Underlying Fund and not in any other registered investment company.

4 Each Managed Risk Fund operates pursuant to Section 12(d)(1)(G) and the relief provided by rule 12d1-2 as well as the further relief granted by the Commission to the Trust from the restrictions under rule 12d1-2(a), which permits series of the Trust to invest in hedging instruments that would not be deemed securities within the meaning of Section 2(a)(36) of the Act.

5 An Unrelated Fund of Funds may not rely on the requested order to invest in an Underlying Fund that serves as a feeder fund unless the Underlying Fund is part of the same "group of investment companies," within the meaning of section 12(d)(1)(G)(ii) of the Act, as its corresponding master fund (each, a "Master Fund"). As defined in the application, a "Master Fund" is not an "Underlying Fund." Similarly, an Unrelated Fund of Funds may not rely on the requested order to invest in an Underlying Fund that is a Managed Risk Fund unless the Managed Risk Fund and the fund in which it invests (the "Managed Risk Acquired Fund") have the same investment adviser and are part of the same "group of investment companies."

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Risk Fund Structure is that, while a feeder fund only invests in a master fund, a Managed Risk Fund may also invest in cash, cash equivalents, and certain hedging instruments in connection with a risk-management strategy that is specifically designed to reduce the volatility of the Managed Risk Acquired Fund and the risk of large net asset value declines (the "Managed Risk Strategy Component").[6]

     5.   Each Unrelated Fund of Funds will be advised by an investment adviser, within the meaning of section 2(a)(20)(A) of the Act, that is registered as an investment adviser under the Advisers Act (an "Unrelated Fund of Funds Adviser"). An Unrelated Fund of Funds or its Unrelated Fund of Funds Adviser may contract with an investment adviser that meets the definition of section 2(a)(20)(B) of the Act (an "Unrelated Fund of Funds Sub-Adviser"). Applicants state that Unrelated Funds of Funds will be interested in using the Underlying Funds as part of their overall investment strategy.

Applicants' Legal Analysis:

A.   Section 12(d)(1)

     1.   Section 12(d)(1)(A) of the Act, in relevant part, prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, and any Broker from selling the

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6   The Managed Risk Strategy Component of each Managed Risk Fund is executed by Milliman Financial Risk Management LLC ("Milliman"), a Delaware LLC, as a sub-adviser to that Managed Risk Fund. No Unrelated Fund of Funds investing in a Managed Risk Fund will be advised or sub-advised by Milliman or any other sub-adviser to that Managed Risk Fund (or by any person directly or indirectly controlling, controlled by, or under common control with Milliman or such other sub-adviser).

investment company's shares to another investment company if the sale will cause the acquiring

company to own more than 3% of the acquired company's voting stock, or if the sale will cause

more than 10% of the acquired company's voting stock to be owned by investment companies

generally.

2.   Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person,

security, or transaction, or any class or classes of persons, securities or transactions, from any

provision of section 12(d)(1) if the exemption is consistent with the public interest and the

protection of investors. Applicants seek an exemption under section 12(d)(1)(J) of the Act to

permit Unrelated Funds of Funds to acquire shares of the Underlying Funds in excess of the limits

in section 12(d)(1)(A), and an Underlying Fund, any principal underwriter for an Underlying Fund,

and any Broker to sell shares of an Underlying Fund to an Unrelated Fund of Funds in excess of the

limits in section 12(d)(1)(B) of the Act.

3.   Applicants state that the terms and conditions of the proposed arrangement will

adequately address the policy concerns underlying sections 12(d)(1)(A) and (B), which include

concerns about undue influence by a fund of funds over underlying funds, excessive layering of

fees, and overly complex fund structures. Accordingly, applicants believe that the requested

exemption is consistent with the public interest and the protection of investors.

4.   Applicants believe that neither an Unrelated Fund of Funds nor an Unrelated Fund of

Funds Affiliate[7] would be able to exert undue influence over the Underlying Funds.[8] To limit the

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7   An "Unrelated Fund of Funds Affiliate" is defined as the Unrelated Fund of Funds Adviser, Unrelated
        Fund of Funds Sub-Adviser, a promoter, or a principal underwriter of an Unrelated Fund of Funds, and any
        person controlling, controlled by, or under common control with any of those entities. An "Underlying
        Fund Affiliate" is defined as an investment adviser, sponsor, promoter or principal underwriter of an
        Underlying Fund (or its respective Master Fund), and any person controlling, controlled by or under
        common control with any of those entities.

8   For purposes of the investment calculations required by Conditions 1, 4, 6, 7, and 8 in the application with
        respect to investments in an Underlying Fund, each Participation Agreement (defined below) will require

control that an Unrelated Fund of Funds may have over an Underlying Fund, applicants propose a condition prohibiting the Unrelated Fund of Funds Adviser, any person controlling, controlled by or under common control with the Unrelated Fund of Funds Adviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Unrelated Fund of Funds Adviser or any person controlling, controlled by or under common control with the Unrelated Fund of Funds Adviser (the "Unrelated Fund of Funds Advisory Group") from controlling (individually or in the aggregate) an Underlying Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to the Unrelated Fund of Funds Sub-Adviser, any person controlling, controlled by or under common control with the Unrelated Fund of Funds Sub-Adviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Unrelated Fund of Funds Sub-Adviser or any person controlling, controlled by, or under common control with the Unrelated Fund of Funds Sub-Adviser (the "Unrelated Fund of Funds Sub-Advisory Group"). Applicants propose other conditions to limit the potential for undue influence over the Underlying Funds, including that no Unrelated Fund of Funds or Unrelated Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Underlying Fund) will cause an Underlying Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or

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that an Unrelated Fund of Funds (or with the members of the Unrelated Fund of Funds Advisory Group and the Unrelated Fund of Funds Sub-Advisory Group, as applicable) separately calculate its investments in each Managed Risk Fund and the respective Managed Risk Acquired Fund. In calculating its investments in the Managed Risk Acquired Fund, however, an Unrelated Fund of Funds (or with the members of the Unrelated Fund of Funds Advisory Group and the Unrelated Fund of Funds Sub-Advisory selling syndicate that is an officer, director, member of an advisory board, investment adviser, sub-adviser or employee of the Unrelated Fund of Funds, or a person of which any such officer, director, member of an advisory board, investment adviser, sub-adviser or employee is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to an Underlying Fund is covered by section 10(f) of the Act.

5.   Applicants do not believe that the proposed arrangement will involve excessive layering of fees. The board of directors or trustees (the "Board") of each Unrelated Fund of Funds, including a majority of the directors or trustees who are not "interested persons" (within the meaning of section 2(a)(19) of the Act) (the "Independent Trustees"), will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory or management agreement of any Underlying Fund in which the Unrelated Fund of Funds may invest. In addition, an Unrelated Fund of Funds Adviser will waive fees otherwise payable to it by the Unrelated Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Underlying Fund under rule 12b-1 under the Act) received from an Underlying Fund by the Unrelated Fund of Funds Adviser, or an affiliated person of the Unrelated Fund of Funds Adviser, other than any advisory fees paid to the Unrelated Fund of Funds Adviser or its affiliated person by the Underlying Fund, in connection with the investment by the Unrelated Fund of Funds in the Underlying Fund. Applicants also state that with respect to registered separate accounts that invest in an Unrelated Fund of Funds, no sales load will be charged at the Unrelated Fund of Funds level

Group, as applicable) will aggregate its direct and indirect (through a Managed Risk Fund) investments in the Managed Risk Acquired Fund.

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or at the Underlying Fund level.[9] Other sales charges and service fees, as defined in Rule 2830 of

the Conduct Rules of the NASD ("NASD Conduct Rules"), if any, will only be charged at the

Unrelated Fund of Funds level or at the Underlying Fund level, not both. With respect to other

investments in an Unrelated Fund of Funds, any sales charges and/or service fees charged with

respect to shares of the Unrelated Fund of Funds will not exceed the limits applicable to a fund of

funds as set forth in NASD Conduct Rule 2830.[10]

6.   Applicants submit that the proposed arrangement will not create an overly complex

fund structure. Applicants note that no Underlying Fund will acquire securities of any other

investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the

limits contained in section 12(d)(1)(A) of the Act, except in certain circumstances identified in

condition 12 below.

7.   With respect to Underlying Funds that operate using a Managed Risk Fund Structure,

applicants believe that having an Unrelated Fund of Funds as an investor will also not raise

concerns about complex structures, undue influence or the layering of fees. Applicants note that an

Unrelated Fund of Funds investing in a Managed Risk Fund could technically result in a three-tier

arrangement. However, given that the Managed Risk Funds effectively operate as an integrated

two-tier fund structure that is substantially similar to a master-feeder structure, and given the

transparency of the Managed Risk Fund Structure, including the fact that each Managed Risk Fund

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9   Applicants represent that each Unrelated Fund of Funds that enters into a Participation Agreement (as
        defined below) will represent therein that no insurance company sponsoring a registered separate account
        funding variable insurance contracts will be permitted to invest in the Unrelated Fund of Funds unless the
        insurance company has certified to the Unrelated Fund of Funds that the aggregate of all fees and charges
        associated with each contract that invests in the Unrelated Fund of Funds, including fees and charges at the
        separate account, Unrelated Fund of Funds and Underlying Fund levels, will be reasonable in relation to
        the services rendered, the expenses expected to be incurred and the risks assumed by the insurance
        company.

10   Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA Rule to NASD
        Conduct Rule 2830.

may invest in only one Managed Risk Acquired Fund and the Managed Risk Strategy Component, applicants do not believe this will result in an overly complex arrangement. Applicants also have agreed to certain representations to further ensure that investments in the Managed Risk Fund Structure do not raise concerns about complex structures, undue influence or the layering of fees.[11]

8.   Applicants also represent that to ensure that Unrelated Funds of Funds comply with the terms and conditions of the requested exemption from section 12(d)(1)(A) of the Act, an Unrelated Fund of Funds must enter into a participation agreement between the Trust, on behalf of the relevant Underlying Fund, and the Unrelated Funds of Funds ("Participation Agreement") before investing in an Underlying Fund in excess of the limits in section 12(d)(1)(A). The Participation Agreement will require the Unrelated Fund of Funds to adhere to the terms and conditions of the requested order. An Unrelated Fund of Funds may rely on the requested order only to invest in the Underlying Funds and not in any other registered investment company.

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11   In particular, applicants represent that: (1) the Adviser will serve as the investment adviser to both the Managed Risk Fund and the Managed Risk Acquired Fund in which it invests; (2) the Managed Risk Fund will invest only in one Managed Risk Acquired Fund and the Managed Risk Strategy Component; (3) other than to permit its investment in the Managed Risk Strategy Component, the Managed Risk Fund will comply with all of the provisions of section 12(d)(1)(E) of the Act; (4) the hedging instruments purchased in connection with the Managed Risk Strategy Component will be purchased solely to assist the Managed Risk Fund in achieving its investment strategy of stabilizing volatility and providing downside protection and will not be purchased for speculative purposes; (5) the Board of the Managed Risk Funds will not authorize the payment of any investment advisory fee by a Managed Risk Fund to the Adviser unless it is based on the provision of services that are in addition to, rather than duplicative of, the services that the Adviser provides to the Managed Risk Acquired Fund; (6) the Board of the Managed Risk Funds, including a majority of the Independent Trustees, will authorize the Adviser to manage volatility and provide downside protection based only on the portfolio holdings of the Managed Risk Acquired Fund, consistent with the applicable Managed Risk Fund's investment objective, and will review the appropriateness of this authorization at least annually; (7) the Board will review and approve at least annually the continuing appropriateness of the operations of each Managed Risk Fund, including with respect to (i) the Managed Risk Fund's use of derivatives, (ii) how the Adviser (and any relevant sub-adviser) assesses and manages risk with respect to the Managed Risk Fund's use of derivatives; and (iii) whether the Managed Risk Fund's disclosure of its use of derivatives in its offering documents and periodic reports is consistent with relevant Commission and staff guidance; and (8) no Unrelated Fund of Funds may invest in a feeder fund that is investing in a Managed Risk Fund in reliance on section 12(d)(1)(E) of the Act.

B.   Section 17(a)

1.   Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) of the Act defines an "affiliated person" of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person.

2.   Applicants seek relief from section 17(a) to permit an Underlying Fund that is an affiliated person of an Unrelated Fund of Funds because the Unrelated Fund of Funds holds 5% or more of the Underlying Fund's shares to sell its shares to and redeem its shares from an Unrelated Fund of Funds. Applicants state that any proposed transactions directly between an Underlying Fund and an Unrelated Fund of Funds will be consistent with the policies of each Underlying Fund and each Unrelated Fund of Funds and the general purposes of the Act. The Participation Agreement will require any Unrelated Fund of Funds that purchases shares from an Underlying Fund to represent that the purchase of shares from the Underlying Fund by the Unrelated Fund of Funds will be accomplished in compliance with the investment restrictions of the Unrelated Fund of Funds and will be consistent with the investment policies set forth in the Unrelated Fund of Funds' registration statement.

3.   Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it finds that (i) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policies of each registered investment company involved; and (iii) the proposed transaction is consistent with the general purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any person or transactions from

any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

4.   Applicants submit that the proposed transactions satisfy the standards for relief under sections 17(b) and 6(c) of the Act.[12] Applicants state that the terms of the transactions are reasonable and fair and do not involve overreaching. Applicants note that any consideration paid for the purchase or redemption of shares directly from an Underlying Fund will be based on the net asset value of the Underlying Fund. Applicants state that any proposed transactions directly between an Underlying Fund and an Unrelated Fund of Funds will be consistent with the policies of each Underlying Fund and each Unrelated Fund of Funds and the general purposes of the Act.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   The members of an Unrelated Fund of Funds Advisory Group will not control (individually or in the aggregate) an Underlying Fund (or its respective Master Fund) within the meaning of section 2(a)(9) of the Act. The members of an Unrelated Fund of Funds Sub-Advisory Group will not control (individually or in the aggregate) an Underlying Fund (or its respective Master Fund) within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Underlying Fund, the Unrelated Fund of Funds Advisory Group or the Unrelated Fund of Funds Sub-Advisory Group, each in the

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12   Applicants acknowledge that receipt of compensation by (a) an affiliated person of an Unrelated Fund of Funds, or an affiliated person of such person, for the purchase by the Unrelated Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to an Unrelated Fund of Funds may be prohibited by Section 17(e)(1) of the Act. The Participation Agreement will also include this acknowledgement.

aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of an Underlying Fund, it (except for any member of the Unrelated Fund of Funds Advisory Group or Unrelated Fund of Funds Sub-Advisory Group that is a separate account funding variable insurance contracts) will vote its shares of the Underlying Fund in the same proportion as the vote of all other holders of the Underlying Fund's shares. A registered separate account funding variable insurance contracts will seek voting instructions from its contract holders and will vote its shares in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An unregistered separate account funding variable insurance contracts will either (i) vote its shares of the Underlying Fund in the same proportion as the vote of all other holders of the Underlying Fund's shares; or (ii) seek voting instructions from its contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

2. No Unrelated Fund of Funds or Unrelated Fund of Funds Affiliate will cause any existing or potential investment by the Unrelated Fund of Funds in shares of an Underlying Fund to influence the terms of any services or transactions between the Unrelated Fund of Funds or an Unrelated Fund of Funds Affiliate and the Underlying Fund (or its respective Master Fund) or an Underlying Fund Affiliate.

3. The board of directors or trustees of an Unrelated Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that the Unrelated Fund of Funds Adviser and any Unrelated Fund of Funds Sub-Adviser(s) are conducting the investment program of the Unrelated Fund of Funds without taking into account

any consideration received by the Unrelated Fund of Funds or an Unrelated Fund of Funds Affiliate from an Underlying Fund (or its respective Master Fund) or an Underlying Fund Affiliate in connection with any services or transactions.

4.   Once an investment by an Unrelated Fund of Funds in the securities of an Underlying Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, the Board of the Underlying Fund (or its respective Master Fund), including a majority of the Independent Trustees, will determine that any consideration paid by the Underlying Fund (or its respective Master Fund) to the Unrelated Fund of Funds or an Unrelated Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Underlying Fund (or its respective Master Fund); (b) is within the range of consideration that the Underlying Fund (or its respective Master Fund) would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Underlying Fund (or its respective Master Fund) and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).

5.   No Unrelated Fund of Funds or Unrelated Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Underlying Fund (or its respective Master Fund)) will cause an Underlying Fund (or its respective Master Fund) to purchase a security in any Affiliated Underwriting.

6.   The Board of an Underlying Fund (or of its respective Master Fund), including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Underlying Fund (or its respective Master Fund) in an Affiliated

Underwriting once an investment by an Unrelated Fund of Funds in the securities of the

Underlying Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases

made directly from an Underwriting Affiliate. The Board of the Underlying Fund (or its

respective Master Fund) will review these purchases periodically, but no less frequently than

annually, to determine whether the purchases were influenced by the investment by the

Unrelated Fund of Funds in shares of the Underlying Fund. The Board of the Underlying Fund

(or its respective Master Fund) shall consider, among other things, (i) whether the purchases

were consistent with the investment objectives and policies of the Underlying Fund (or its

respective Master Fund); (ii) how the performance of securities purchased in an Affiliated

Underwriting compares to the performance of comparable securities purchased during a

comparable period of time in underwritings other than Affiliated Underwritings or to a

benchmark such as a comparable market index; and (iii) whether the amount of securities

purchased by the Underlying Fund (or its respective Master Fund) in Affiliated Underwritings

and the amount purchased directly from an Underwriting Affiliate have changed significantly

from prior years. The Board of the Underlying Fund shall take any appropriate actions based on

its review, including, if appropriate, the institution of procedures designed to ensure that

purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

7.   Each Underlying Fund (or its respective Master Fund) shall maintain and preserve

permanently in an easily accessible place a written copy of the procedures described in the

preceding condition, and any modifications to such procedures, and shall maintain and preserve

for a period of not less than six years from the end of the fiscal year in which any purchase in an

Affiliated Underwriting occurred, the first two years in an easily accessible place, a written

record of each purchase of securities in Affiliated Underwritings once an investment by an

Unrelated Fund of Funds in the securities of an Underlying Fund exceeds the limit in

section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the

identity of the underwriting syndicate's members, the terms of the purchase and the information

or materials upon which the Board's determinations were made.

8.   Before investing in shares of an Underlying Fund in excess of the limits in

section 12(d)(1)(A), each Unrelated Fund of Funds and Underlying Fund will execute a

Participation Agreement stating, without limitation, that their boards of directors or trustees and

their investment advisers understand the terms and conditions of the order and agree to fulfill

their responsibilities under the order. At the time of its investment in shares of an Underlying

Fund in excess of the limit in section 12(d)(1)(A)(i), an Unrelated Fund of Funds will notify the

Underlying Fund of the investment. At such time, the Unrelated Fund of Funds will also

transmit to the Underlying Fund a list of the names of each Unrelated Fund of Funds Affiliate

and Underwriting Affiliate. The Unrelated Fund of Funds will notify the Underlying Fund of

any changes to the list of the names as soon as reasonably practicable after a change occurs. The

Underlying Fund and the Unrelated Fund of Funds will maintain and preserve a copy of the

order, the Participation Agreement and the list with any updated information for the duration of

the investment and for a period of not less than six years thereafter, the first two years in an

easily accessible place.

9.   Prior to approving any advisory contract under section 15 of the Act, the board of

directors or trustees of each Unrelated Fund of Funds, including a majority of the Independent

Trustees, will find that the advisory fees charged under such advisory contracts are based on

services provided that will be in addition to, rather than duplicative of, the services provided

under the advisory contract(s) of any Underlying Fund (or its respective Master Fund) in which the Unrelated Fund of Funds may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Unrelated Fund of Funds.

10.   An Unrelated Fund of Funds Adviser will waive fees otherwise payable to it by the Unrelated Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Underlying Fund (or its respective Master Fund) under rule 12b-1 under the Act) received from an Underlying Fund (or its respective Master Fund) by the Unrelated Fund of Funds Adviser, or an affiliated person of the Unrelated Fund of Funds Adviser, other than any advisory fees paid to the Unrelated Fund of Funds Adviser or its affiliated person by the Underlying Fund (or its respective Master Fund), in connection with the investment by the Unrelated Fund of Funds in the Underlying Fund. Any Unrelated Fund of Funds Sub-Adviser will waive fees otherwise payable to the Unrelated Fund of Funds Sub-Adviser, directly or indirectly, by the Unrelated Fund of Funds in an amount at least equal to any compensation received from any Underlying Fund (or its respective Master Fund) by the Unrelated Fund of Funds Sub-Adviser, or an affiliated person of the Unrelated Fund of Funds Sub-Adviser, other than any advisory fees paid to the Unrelated Fund of Funds Sub-Adviser or its affiliated person by the Underlying Fund (or its respective Master Fund), in connection with the investment by the Unrelated Fund of Funds in the Underlying Fund made at the direction of the Unrelated Fund of Funds Sub-Adviser. In the event that the Unrelated Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Unrelated Fund of Funds.

11.   With respect to registered separate accounts that invest in an Unrelated Fund of Funds, no sales load will be charged at the Unrelated Fund of Funds level or at the Underlying Fund level. Other sales charges and service fees, as defined in NASD Conduct Rule 2830, if

any, will only be charged at the Unrelated Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in an Unrelated Fund of Funds, any sales charges and/or service fees charged with respect to shares of the Unrelated Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12. No Underlying Fund or its respective Master Fund will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund or its respective Master Fund: (a) acquires such securities in compliance with section 12(d)(1)(E) of the Act;[13] (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund or its respective Master Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in inter-fund borrowing and lending transactions.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Robert W. Errett
Deputy Secretary

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13   Solely for the purposes of condition 12, the investment by a Managed Risk Fund in a Managed Risk Acquired Fund will be deemed to have been made pursuant to section 12(d)(1)(E), notwithstanding the fact that such arrangement does not comply with section 12(d)(1)(E)(ii).